

Mail Stop 3720

September 30, 2009

Via U.S. Mail and Facsimile

David Gormley
Company Secretary
British Sky Broadcasting Group plc
Grant Way, Isleworth, Middlesex
TW7 5QD
England

>   **RE: British Sky Broadcasting Group plc**
>   **Form 20-F for the fiscal year ended June 30, 2009**
>   **Filed July 31, 2009**
>   **File No. 001-13488**

Dear Mr. Gormley:

     We have reviewed your supplemental response letter dated September 25, 2009 and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. We note your response to comment four from our letter dated September 11, 2009. Please provide us with additional analysis to explain why the long term transponder lease arrangement you signed in June 2009 is not a contract upon which your business is substantially dependent covered by Section 4(b)(ii) of the instructions as to Exhibits of Form 20-F. We note your statement on page 18 that your arrangement with SES Astra is "essential" to the business of the Group.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes

Larry Spirgel
Assistant Director